717 Texas Avenue, 16th floor
Houston, TX 77002
Tel: +1.713.546.5400 Fax: +1.713.546.5401
www.lw.com

FIRM / AFFILIATE OFFICES
			Abu Dhabi	Moscow
			Barcelona	Munich
			Beijing	New Jersey
			Boston	New York
			Brussels	Orange County
			Chicago	Paris
			Doha	Riyadh
			Dubai	Rome
			Frankfurt	San Diego
August 5, 2011			Hamburg	San Francisco
			Hong Kong	Shanghai
Via EDGAR and Facsimile			Houston	Silicon Valley
			London	Singapore
Securities and Exchange Commission			Los Angeles	Tokyo
Division of Corporation Finance			Madrid	Washington, D.C.
100 F Street, N.E.			Milan
Washington, D.C. 20549-4628

Attn:	Ronald E. Alper, Staff Attorney

	Re:	USA Compression Partners, LP Registration Statement on Form S-1 File No. 333-174803 Filed June 9, 2011

Ladies and Gentlemen:

Set forth below are the responses of USA Compression Partners, LP, a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 7, 2011 with respect to the Partnership’s Form S-1 initially filed with the Commission on June 9, 2011, File No. 333-174803 (the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, four copies of this letter, as well as four copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement, will be hand delivered to your offices.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.  The responses in this letter are based on representations made by the Partnership to Latham & Watkins LLP for the purpose of preparing this letter.

Form S-1 Filed June 9, 2011

General

1.             We note a number of blank spaces throughout your registration statement for information that may not properly be excluded under Rule 430A of Regulation C.  Provide all information required with respect to a bona fide offering price range, the number of common units and all other information left blank in your prospectus that you are not permitted to omit pursuant to Rule 430A as soon as practicable.  Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Partnership acknowledges the Staff’s comment and will provide in future amendments all information in the Registration Statement that may not be excluded under Rule 430A of Regulation C. The Partnership will allow sufficient time for the Staff to review the complete disclosure and for the Partnership to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

2.             Please update all information in the prospectus to the most recent practicable date.

Response:  The Partnership acknowledges the Staff’s comment, and has updated all information in Amendment No. 1 as of the most recent practicable date.

3.             Prior to the effectiveness of this registration statement, please have a representative of the Financial Industry Regulatory Authority confirm to us that they have completed their review, including their review regarding the underwriting compensation terms and arrangements pertaining to this offering.

Response: The Partnership acknowledges the Staff’s comment.

4.             Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Response: The Partnership acknowledges the Staff’s comment and will provide copies of all pictures, graphics or artwork the Partnership proposes to include in the prospectus prior to distribution of the preliminary prospectus.

5.             Please disclose the underwriters for this offering.  We will not continue to process the filing if the next amendment does not include such information.

Response: The Partnership has revised the cover page of the prospectus and the “Underwriting” section beginning on page 176 of Amendment No. 1 to identify the underwriters for this offering.

6.             Please provide a description of the Amended and Restated Limited Liability Company Agreement of USA Compression GP, LLC, which is included as an exhibit.

Response: The Partnership has revised page 109 of Amendment No. 1 to include a description of the Amended and Restated Limited Liability Company Agreement of USA Compression GP, LLC.

7.             Please provide a description, and include as an exhibit, the Amended and Restated Limited Liability Company Agreement of USA Compression Holdings, LLC.

Response: As set forth on page 8 of the Registration Statement, USA Compression Holdings,

LLC’s relationship to the Partnership following the closing of the offering will be limited to its ownership of common and subordinated units of the Partnership and its ownership of USA Compression GP, LLC, the Partnership’s General Partner.  Accordingly, the Partnership does not believe that the Amended and Restated Limited Liability Company Agreement of USA Compression Holdings, LLC is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K, “articles” or “bylaws” within the meaning of Item 601(b)(3) of Regulation S-K or an “instrument defining the rights of security holders” within the meaning of Item 601(b)(4) of Regulation S-K, and has not filed it as an exhibit to the Registration Statement or summarized its terms therein.

8.             In an appropriate place, please clarify whether USA Compression Holdings, LLC holds all of your limited partner interests; if not, please provide further disclosure regarding your current ownership structure.

Response: The Partnership has revised page 7 of Amendment No. 1 to clarify that, prior to completion of the offering, USA Compression Holdings, LLC holds all of the Partnership’s limited partner interests.

Summary, page 1

9.             Please disclose the basis for your assertions about your or your affiliates’ competitive position within your industry.  As examples only, and not an exhaustive list:

•      You state on pages 1, 76 and 97 that you are “one of the largest independent providers of compression services in the U.S.”

•      You refer on pages 76 and 77 to your operation “in some of the fastest growing U.S. natural gas shale plays.”

•      You refer to your “superior service run times” on page 78.

If the statement is based on a study, article or report, please disclose the source of the information in your filing and provide copies of these documents to us supplementally, appropriately marked to highlight the sections relied upon.  If you funded or were otherwise affiliated with any such study or report, please disclose this.  Note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.  Otherwise, please confirm that these sources are widely available to the public.  If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

Response: The Partnership has revised pages 1, 76, 78 and 97 of Amendment No. 1 to clarify that the assertions identified by the Staff were made on the basis of the Partnership’s belief.

The Partnership has also revised pages 2 and 76 of Amendment No. 1 to reference the U.S. Energy Information Administration report that is the basis of the referenced assertions.

10.           Please provide citations to the relevant U.S. Energy Information Agency reports so that investors may refer to them.  Please also provide us supplementally with such reports, appropriately marked to highlight the sections relied upon.

Response: The Partnership has revised pages 2, 3, 76, 77 and 97 of Amendment No. 1 to include citations to the relevant U.S. Energy Information Agency report. The Partnership will provide the Staff copies of the relevant U.S. Energy Information Agency report supplementally, marked to highlight the sections relied upon.

Business Strategies, page 3

Pursue accretive acquisition opportunities, page 3

11.           Please indicate, here and elsewhere as appropriate, whether you have engaged in any discussions or otherwise identified any potential acquisition targets.  We note that you indicate on page 23 that you have not actively pursued acquisitions previously.

Response: The Partnership has revised pages 4 and 23 of Amendment No. 1 in response to the Staff’s comment.

Competitive Strengths, page 4

12.           If you choose to highlight your company’s competitive strengths in the summary, please balance that disclosure with a discussion of the principal competitive challenges facing the company.

Response: The Partnership has revised page 5 of Amendment No. 1 in response to the Staff’s comment.

Our Management, page 9

13.           Please briefly describe and quantify the general partner’s and its affiliates’ fees and expenses that are paid prior to the distributions.  Make similar disclosures elsewhere in the filing as applicable.  Refer to Securities Act Release No.  33-6900.

Response: As disclosed on page 9 of Amendment No. 1, the Partnership’s general partner will not receive any management fee or other compensation in connection with the management of the Partnership’s business or the offering, but the Partnership’s general partner will be entitled to reimbursement of all direct and indirect expenses incurred on the Partnership’s behalf.  The Partnership has revised page 9 of Amendment No. 1 to provide disclosure regarding an estimate of those expenses for the twelve months ending September 30, 2012 (with the actual estimate to be included in a subsequent amendment once determined).

Risk Factors, page 20

Risks Inherent in an Investment in Us, page 30

USA Compression Holdings may sell units..., page 36

14.           You refer to a section entitled “Certain Relationships and Related Party Transactions – Agreements with Affiliates – Registration Rights Agreement,” however, we do not see the section.  Please advise.

Response: The Partnership has revised page 36 of Amendment No. 1 to correct this cross-reference.

Our Cash Distribution Policy and Restrictions on Distributions, page 46

15.           Please describe in greater detail the operating fees and expenses paid to the general partner and quantify these payments here and elsewhere in the filing as applicable.  Refer to Securities Act Release No. 33-6900.

Response: The Partnership has revised “Our Cash Distribution Policy and Restrictions on Distributions—General—Limitations on cash distributions and our ability to change our cash distribution policy” on page 47 of Amendment No. 1 to clarify that the Partnership’s general partner will be entitled to reimbursement of all direct and indirect expenses incurred on the Partnership’s behalf, and to provide disclosure regarding an estimate of those expenses for the twelve months ending September 30, 2012 (with the actual estimate to be included in a subsequent amendment once determined).

Our Minimum Quarterly Distribution, page 47

16.           You state that the actual amounts of distributions were based on the amount of cash you generate from your business as well as the amount of cash reserves your general partner established in accordance with the partnership agreement.  Please tell us and disclose how much of the cash reserves you plan to establish and how they were determined here and elsewhere in the filing.

Response: The board of directors of the Partnership’s general partner is entitled to establish reserves on the Partnership’s behalf for the prudent conduct of its business and for future cash distributions to its unitholders. The Partnership has revised page 49 of Amendment No. 1 to clarify that the Partnership does not intend to establish cash reserves as of the closing of this offering or during the twelve months ending September 30, 2012.

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2012, page 51

17.           We note that the most recent historical and pro forma financial statements for the three months period ended March 31, 2011.  In that regard, we are unclear why it is appropriate to present the forecasted estimated adjusted EBITDA as well as the estimated cash available for distribution for the twelve month periods ended September 30, 2012.  We believe it is very difficult, if possible, to reasonably project financial information for any forecasted period more than twelve months from the most recent historical financial statements presented.  As such, we believe you should consider revising the statement to cover the twelve months from the most recent historical financial statements presented such as presenting the statement for the period ended March 31, 2012 with respect to this filing as opposed to the same period ended September 30, 2012.

Response: The Partnership believes that providing an estimate of cash available for distribution for a twelve-month period that commences closer to the marketing and closing of the offering (currently estimated to occur in mid to late September 2011) provides more meaningful prospective information to potential investors than forecasting for an earlier period (i.e., for the twelve months ending June 30,

2012).  In addition, given the long-term nature of the Partnership’s customer relationships, the amount of revenue currently under contract with existing customers and expected to be under contract through September 30, 2012, the Partnership’s history of maintaining high utilization rates, and the Partnership’s management’s substantial experience in the compression services industry, the Partnership believes that its ability to forecast financial information for the twelve months ending September 30, 2012 is not significantly different from its ability to forecast financial information for the twelve months ending June 30, 2012.  Therefore, the Partnership believes that it is appropriate to present its estimate of cash available for distribution for a twelve-month period ending September 30, 2012.

18.           We are unclear why you did not provide for cash reserves reduction to estimated adjusted EBITDA on page 53 to arrive at estimated cash available for distribution.  Please advise us or revise.

Response: The Partnership does not anticipate creating or contributing to any cash reserves during the twelve months ending September 30, 2012.

19.           Explain to us why you did not subtract principal re-payments in connection with your long-term debt for the period to arrive at the estimated cash available for distribution or revise.

Response:  The Partnership’s long-term debt is comprised solely of a revolving credit facility with a maturity date of October 5, 2015.  Until the maturity date, no principal repayments are required by the credit agreement governing this credit facility.  As a result, the Partnership has not subtracted any principal repayments from the Partnership’s estimated cash available for distribution.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76

Financial Results of Operations, page 83

Three months ended March 31, 2011 compared to the three months ended March 31, 2011, page 83

20.           Refer to the table that summarizes the operating results for the periods presented.  Please label the column headers as predecessor and successor and distinguish the two reporting periods with a heavy black line.

Response:  The Partnership has revised pages 81, 82 and 83 of Amendment No. 1 in response to the Staff’s comment.

Management of USA Compression Partners, LP, page 109

21.           We note your disclosure that after the offering you will have a conflicts committee to review conflicts of interest between you, your limited partners and USA Compression Holdings.  Please revise to clarify, if known, whether the committee will resolve conflicts of interest in the same manner they currently are resolved, as described under “Conflicts of Interest and Fiduciary Duties.”

Response: The Partnership has revised page 109 of Amendment No. 1 in response to the Staff’s comment.

Directors and Executive Officers, page 110

22.           Please revise your disclosure to describe the business experience of Messrs. Moody, Ward, Wassenaar and Shea for the past five years, or clarify your current disclosure by adding dates or the duration of employment.  Refer to Item 401(e) of Regulation S-K.

Response: The Partnership has revised page 111 of Amendment No. 1 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 112

Annual Performance-Based Compensation for 2010, page 115

23.           Please revise to clarify the EBITDAR target for 2010 utilized in determining the bonus compensation of Messrs. Smith and Moody, as well as the bonus compensation amounts earned by Messrs. Smith and Moody for 2010.

Response: The Partnership has revised page 116 of Amendment No. 1 in response to the Staff’s comment.

Employment and Severance Agreements, page 117

24.           Please file the employment agreements with your named executive officers as exhibits to the registration statement.  See Item 601(b)(10) of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment.  The employment agreements with the Partnership’s named executive officers will be filed as exhibits to a future amendment to the Registration Statement, which amendment will be filed to allow sufficient time for the Staff to review the exhibits and for the Partnership to respond to any comments that may result from the Staff’s review prior to seeking effectiveness of the Registration Statement.

Director Compensation, page 123

25.           Please provide the disclosure required by Item 402(k) of Regulation S-K, or tell us why such disclosure is not required.

Response: The Partnership has revised page 123 of Amendment No. 1 in response to the Staff’s comment, and will include final compensation amounts in a subsequent amendment to the Registration Statement, once these amounts have been determined.

2011 Long-Term Incentive Plan, page 123

26.           Please revise to clarify generally when your general partner intends to adopt the 2011 Long-Term Incentive Plan, if known.

Response: The Partnership has revised page 123 of Amendment No. 1 in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 126

27.           Please revise footnote 2 of the table to identify the “certain of [y]our executive officers” and the “unrelated third party” who also own equity interests in USA Compression Holdings.

Response: The Partnership has revised the footnote on page 126 of Amendment No. 1 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 127

28.           Please disclose the information required by Item 404(b) of Regulation S-K.

Response: The Partnership has revised page 128 of Amendment No. 1 in response to the Staff’s comment.

Distributions and Payments to Our General Partner and Its Affiliates, page 128

29.           We note the information contained in the table on page 127.  Please include a summary tabular presentation, itemizing by category and specifying dollar amounts where possible, of all compensation, fees, profits, and other benefits (including reimbursement for out of pocket expenses) which the general partner and its affiliates may earn or receive in connection with the offering or operation of the partnership.  Refer to Securities Act Release No. 33-6900 and Industry Guide 5.

Response: The Partnership will revise the table on page 128 of a future amendment to the Registration Statement to include a tabular summary of estimated reimbursable expenses incurred by the Partnerships’ general partner on our behalf for the twelve months ending September 30, 2012, once these amounts have been determined.

Conflicts of Interest and Fiduciary Duties, page 129

Fiduciary Duties, page 134

Rights and remedies of unitholders, page 136

30.           Please also explain the defenses available to the general partner.  Refer to Securities Act Release No. 33-6900.

Response: Defenses available to the general partner are described in detail under the heading “Fiduciary Duties” beginning on page 135 of Amendment No. 1.  These defenses are comprised of and described as modifications to the general partner’s fiduciary duties.  In addition, the Partnership has revised page 137 of Amendment No. 1 to expand upon the defenses available to indemnitees, which would include the general partner.

The Partnership Agreement, page 139 Indemnification, page 151

31.           Please clarify whether there are any limitations or conditions regarding your indemnification obligations and describe the circumstances in which you will not indemnify the parties identified in this section.

Response: The Partnership has revised page 153 of Amendment No. 1 in response to the Staff’s comment.

Unaudited Pro Forma Financial Statements, page F-2

32.                               Please separate the pro forma adjustments related to the acquisition on December 23, 2010 from those related to offering by providing a subtotal column first to give effect to the acquisition in the presentation.  Then you should provide the pro forma adjustments to give effect to the offering before arriving at the final column.

Response: The Partnership has revised the pro forma financial statements beginning on page F-2 of Amendment No. 1 in response to the Staff’s comment.

Note (2).  Pro Forma Adjustments and Assumptions, page F-6

33.                               Explain to us and disclose how and where you classify incentive distribution rights (“IDR”) as a separate class of equity on the face of the unaudited pro forma balance sheets.  It appears the IDR is a class of equity and we note that it can be sold or transferred separately from the general partnership interests.

Response: The IDRs will not be freely transferrable until September 30, 2021.  Until that date, any transfer, other than to an affiliate, will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by the Partnership’s general partner and its affiliates.  For this reason, the Partnership believes that the incentive distribution rights do not represent a class of equity separate from the general partner and, consistent with the treatment outlined in ASC 260-10-15-5 should not be recorded as a separate class of equity on the face of the unaudited pro forma balance sheet.

34.                               We note your disclosure on page F-16 that there was stock compensation expense triggered as a result of the business combination that occurred on December 23, 2010.  Nonrecurring costs directly attributable to the acquisition should be disclosed in a footnote to the pro forma’s with clear disclosure that such costs were not included.  We were not able to identify similar disclosure in the pro forma footnotes.  Please explain the extent you considered this disclosure.

Response:  The Partnership has revised Note 2(j) on page F-8 of Amendment No. 1 in response to the Staff’s comment.

(2) Pro Forma and Adjustments

2(d), page F-6

35.                               We note your pro forma adjustments related to the fees and expenses in connection with the intended amendment to your credit facility upon the closing of the offering.  In that regard, explain to us why the fees and expenses are factually supportable.  Otherwise, please revise to remove the adjustment.

Response: The pro forma adjustment for fees and expenses in connection with the intended amendment of the Partnership’s credit facility are factually supportable under Rule 11-02(b)(6) because: (i) certain of the costs and expenses have already been incurred, for example legal expenses for the review and modification of the credit agreement by counsel of all parties to this facility and (ii) the remaining costs and expenses have been estimated based on engagement letters with entities providing these services.  The pro forma adjustment does not include any fees or expenses that may be payable to the lenders because the Partnership does not have factually supportable data for such amounts.

2(f) and 2(h), pages F-6 and F-7

36.                               Please explain your basis for including adjustments 2(f) and 2(h) related to the purchase of compression units and adjustment 2(i) for the termination of interest rate swaps as they are not factually supportable.  Also, it appears they are not directly attributable to your Offering.  Please advise us or revise.  Similarly, revise to adjust the interest expenses resulting from adjustments 2(f), (h) and (i).

Response:  The purchase of compression units subject to the master lease agreement with Caterpillar Financial Services Corporation and the termination of certain interest rate swaps are being undertaken in anticipation of becoming a public company and absent the anticipated completion of the offering the Partnership would not consummate these transactions.  Because these transactions are only being consummated in anticipation of the offering, and because these transactions have a material effect on the Partnership’s historical balance sheet as of June 30, 2011 and income statements for the year ended December 31, 2010 and the six months ended June 30, 2011, the Partnership believes that adjusting its pro forma financial statements to give pro forma effect to these transactions provides meaningful information to investors.

The Partnership believes adjustments 2(f) and 2(h) related to the purchase of compression units from Caterpillar Financial Services Corporation are factually supportable as the Partnership has received a termination letter from Caterpillar Financial Services Corporation.  The Partnership has revised pages F-6 and F-7 of Amendment No. 1 to reflect the amounts in the termination letter.  The Partnership anticipates executing the termination letter and completing this transaction in September 2011.

The Partnership also believes that adjustment 2(i) related to the termination of interest rate swaps is factually supportable as the Partnership has received a pay-off quote from the institution that is the counter-party to these swap instruments and a confirmation that the pay-off amount will equal the mark to market valuation on the settlement date. The Partnership has revised pages F-6 and F-7 of Amendment No. 1 to reflect the amounts in the pay-off quote. The Partnership also anticipates completing this transaction in September 2011 and will revise the pro forma financial statements in a subsequent amendment to the Registration Statement to reflect the final pay-off amount.

2 (g), page F-7

37.                               Notwithstanding the above comment, please explain whether there is a material difference in the interest rate on the revolving credit versus the amended revolving credit facility and which rate was used to calculate pro forma interest expense.  To the extent material please revise note 2(g) to make it transparent to readers the interest rates used in arriving at pro forma interest.

Response:  Because interest rates and spreads for comparable companies have not changed materially since the Partnership entered into the revolving credit facility in December 2010, the Partnership does not believe that the interest rate under the amended revolving credit facility will be materially different than the current interest rate in the Partnership’s revolving credit facility. The Partnership has revised note 2(g) on page F-7 of Amendment No. 1 to disclose that the rate used to calculate pro forma interest expense was 3.76%.

(3) Pro Forma Net Income Per Limited Partner Unit, page F-8

38.                               Based on your disclosure, it appears you would apply the two-class EPS method in your pro forma earnings per unit presentation, as described in paragraphs 72 and 73 of ASC 260-10-45.  In that regard, explain to us why you did not allocate the distribution to the 2% general partner’ equity interests in your earnings per unit calculation.

Response:  The Partnership has revised page F-8 of Amendment No. 1 to clarify that pro forma net income will be calculated with an allocation of 98% to the limited partners and 2% to the general partner.

39.                               We note your use of the offering proceeds to repay your indebtedness under your revolving credit facility.  In that regard, please adjust your weighted average unit denominator in computing pro forma earnings per unit to include only those common units whose proceeds are used for the repayment.

Response:  The Partnership acknowledges the Staff’s comment and will include the requested adjustment to the Partnership’s weighted average unit denominator used in computing pro forma earnings per unit in the amendment to the Registration Statement that includes the number of common and subordinated units to be issued and outstanding following closing of the offering.

Historical Financial Statements, page F-10 General

40.                               We note that you presented predecessor and successor financial statements in the filing.  However, we are unclear about your basis in presenting them as we note no disclosures in Note 1 or elsewhere in the filing, regarding USA Compression Holdings, LLC (“Holdings”) succeeding to substantially all of the business of USA Compression Partners, L.P. (the “Partnership”) and whether Holdings’ own operations prior to the succession was insignificant relative to the acquired operations.  Please advise us and expand your disclosure.  In addition, tell us and disclose how Holdings acquires the Partnership and what consideration Holdings had given to the unit holders of the Partnership in affecting the transaction.  Refer to Rule 405 of Regulation C.

Response:  USA Compression Holdings, LLC (“Holdings”) was organized as a Delaware limited liability company on November 15, 2010 for the purpose of acquiring USA Compression Holdings, LP, which was the predecessor to the Partnership.  USA Compression Holdings, LP was a Texas limited partnership that was converted into a Delaware limited partnership, on June 6, 2011 and renamed USA Compression Partners, LP.

On December 23, 2010, Holdings acquired all of the partnership interests in the Partnership in exchange for a cash consideration of approximately $330 million and approximately 9 million Class A Units in Holdings.

Holdings had no operations prior to its acquisition of the Partnership and it has no other operations other than its ownership of the Partnership.  As the acquisition of the Partnership by Holdings was, for accounting purposes, reflected using a date of convenience of December 31, 2010, the successor financial statements of the Partnership are presented effective for all periods beginning on January 1, 2011.  The Partnership expanded the disclosure of footnote 1 to the financial statements on page F-6 of Amendment No. 1 regarding the predecessor and successor presentation.

41.                               We believe the financial statements of limited partnerships should be presented so that the ownership classes of general partners and limited partners can readily determine their relative participation in both the net assets of the partnership and in the results of operations.  To achieve this, the equity section of your balance sheet should distinguish between amounts ascribed to each ownership class.  The equity attributed to the general partners should be stated separately from the equity of the limited partners, and changes in the number of equity units authorized and outstanding should be shown for each ownership class.  The income statements should be presented in a manner which clearly shows the aggregate amount of net income (loss) allocated to the general partners and the aggregate amount allocated to the limited partners.  The statement of income should also state the results of operations on a per unit basis.  Reference made to Rule 5-02 of Regulation S-X and SAB Topic 4.F.

Response: The Partnership acknowledges the Staff’s comment and believes the most meaningful information is to provide the allocation of equity to the common unitholders, subordinated unitholder and general partner in the partners’ capital section of the pro forma balance sheet and in the pro forma income statements.  This position is consistent with Rule 5-02 of S-X and SAB Topic 4.F. The Partnership will provide this information in the amendment to the Registration Statement that includes the number of common and subordinated units to be issued and outstanding following closing of the offering.

Additionally, the Partnership revised the historical financial statements beginning on page F-10 to provide the breakdown of limited and general partner interest in equity and net income on the audited balance sheet and income statement; however, per unit data was not included as we do not believe it is meaningful to the historical statements.

Notes to Consolidated Financial Statements — December 31, 2010, 2009, 2008, page F-15

(1)The Partnership, Nature of Business, and Recent Transactions, page F-16

42.                               Refer to the acquisition of the Partnership by Holdings.  We note that you use December 31, 2010 as a date of convenience for the predecessor period rather than the December 23, 2010 consummation date as you believe the impact of recording the change in control as of December 23, 2010 would not have a material impact on the consolidated financial statements.  However, we note that there were $3,906,716 of stock based compensation expense and $4,906,870 of acquisition related costs which were triggered by the transaction, in which the amounts had not been recognized in the predecessor period financial statements and the amounts appear to be material.  Please explain to us your basis for not recognizing the expenses in the predecessor period.  In addition, we cannot locate the expense amounts in the successor period financial statements.  Please clarify for us and in your disclosures where you recorded them in the financial statements.

Response:  Upon the consummation of the acquisition of the Partnership by Holdings, all unvested incentive stock awards previously issued by the Partnership fully vested and $3,796,718 of previously unrecognized compensation cost related to these awards was triggered.  When separate financial statements of an acquiree are issued and push-down accounting is applied, as was the case in connection with the acquisition of the Partnership by Holdings, there is diversity in practice as to when the remaining unrecognized compensation cost is recognized by the acquiree.  The Partnership chose to adopt the guidance suggested in ASC 805-20-55-50 and 51, “Contractual Termination Benefits and Curtailment Losses,” which states that liabilites that will be triggered by the consummation of a business combination should not be recognized when it is probable that the business combination will be consummated; rather such liabilities will be recognized when the business combination is consummated.  Under this guidance, the compensation cost related to the awards for which vesting was accelerated would, in effect, be recognized on the “black line” that separates the predecessor and successor financial statements, and the financial statements that include the “black line” would include disclosure of the compensation cost (and other costs triggered by the consummation of the business combination) that were recognized on the “black line.” The Partnership believes the existing authoritative guidance favors this view.

Upon consummation of the acquisition of the Partnership by Holdings, the Partnership also incurred a broker fee of $4,906,870, which was paid to an unrelated third party. This fee was also contingent upon the consummation of the acquisition.  The Partnership has determined that it will treat all costs that were contingent upon the consummation of the acquisition in accordance with the guidance in ASC 805-20-55-50 and 51, and that therefore these costs will not be recognized in the predecessor period, but will rather be reflected on the “black line” between the predecessor and successor periods.  Accordingly, a total of $8,703,588 of costs has been reflected on the “black line.” This disclosure is included in footnote 1 of the financial statements for the year ended December 31, 2010 on page F-17 of Amendment No. 1.

(2) Summary of Significant Accounting Policies, page F-17 (m)

Intangible Assets, page F-20

43.                               We note you established an estimated useful life of 25 to 30 years related to your customer relationships and trade names.  Given that your predecessor company was formed in 1998 and that customer contracts generally range from one month to five years, please clarify for us, in sufficient detail how you reached the conclusion that 25 to 30 years is a reasonable estimate considering the amortization period significantly exceeds the period of time in which the company has been in existence and the contract period with your customers.

Response:  The Partnership’s typical customer relationship significantly exceeds the initial contractual term.  Accordingly, the Partnership has concluded that the contractual term is not dispositive in establishing the useful lives of its customer relationships and trade names.  Of the Partnership’s top ten customers, five have been customers for over ten years and all have been customers for at least five years.  In addition, although the Partnership was initially formed in 1998, the Partnership’s Chief Executive Officer, Eric D. Long, has over 20 years of experience in the compression industry.

The Partnership also discussed the general determination and common application of estimated useful lives for identified intangible assets with the third party valuation service provider that the Partnership engaged to assist in determining the values of its customer contracts and trade names in connection with the Partnership’s acquisition by Holdings on December 23, 2010.

Finally, the Partnership examined the useful lives selected by CDM Resource Management, Ltd. (“CDM”), the only competitor of the Partnership for which public data is available.  CDM was acquired by Regency Energy Partners, LP (“Regency”) in 2008 and as such the useful lives selected by CDM were disclosed in Regency’s annual report on Form 10-K filed in March 2009.  The Partnership determined that the CDM selected useful lives for amortization of the amounts recorded for customer relationships and trade names that were consistent with the periods selected by the Partnership.

On the basis of the above, the Partnership concluded that the relationships with existing customers and the longevity of the trade name will continue for at least the estimated lives the Partnership has attributed to these indentified intangible assets.

Part II

Item 16.  Exhibits, page II-2

44.                               Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement.  See Item 601 of Regulation S-K.

Response:  The Partnership acknowledges the Staff’s comment and will file all required exhibits in a timely manner to allow sufficient time for the Staff to review the complete disclosure and for the Partnership to respond to any comments that may result from the Staff’s review prior to requesting effectiveness of the Registration Statement.

45.                               We note that several of the exhibits that you plan to file by amendment are “form of” agreements.  Please confirm that the “form of” agreements that you plan to file will be consistent with Instruction 1 to Item 601 of Regulation S-K, and that any “form of” agreement that deviates from the final agreement in any other way will be re-filed accordingly.

                                                Response:  The Partnership acknowledges the Staff’s comment and confirms that the “form of” agreements to be filed with the Registration Statement will be consistent with Instruction 1 of Item 601 of Regulation S-K, and that any “form of” agreement that deviates from the final agreement in any other way will be re-filed accordingly.

46.                               Please include all exhibits and schedules to the credit agreement when filed.

Response:  The Partnership acknowledges the Staff’s comment and will include all exhibits and schedules to the credit agreement when filed.

Item 17.  Undertakings, page II-4

47.                               Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings.  Please revise your filing to include those undertakings.

Response:  The Partnership has revised page II-3 of Amendment No. 1 in response to the Staff’s comment.

Please do not hesitate to contact me by telephone at (713) 546-7479 or by fax at (713) 546-5401 or Sean T. Wheeler by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith Benson

Keith Benson
of Latham & Watkins LLP

cc:	J. Gregory Holloway, USA Compression Partners, LP
Sean T. Wheeler, Latham & Watkins LLP
Mike Rosenwasser, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.